Exhibit 99.1

KNOREX Receives Notification from NYSE American Regarding Delayed Annual Report Filing

Singapore, May 22, 2026 -- KNOREX Ltd. (NYSE:KNRX) (“KNOREX” or the “Company”), a leading provider of AI-driven advertising technology solutions, today announced that it received a notice from NYSE Regulation on May 18, 2026 indicating that the Company is not in compliance with the continued listing standards of NYSE American LLC (“NYSE American” or the “Exchange”). The Company filed a Form 12b-25 (the “NT 20-F”), which extended the due date for the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Form 20-F”) to May 15, 2026. The Company failed to timely file its2025 Form 20-F by the extended filing due date of May 15, 2026 (the “Filing Delinquency”). The Company is now subject to the procedures and requirements set forth in Section 1007 of the NYSE American Company Guide.

NYSE Regulation notified the Company that NYSE American will closely monitor the status of the Company’s 2025 Form 20-F and any subsequent delayed filings for a six-month period from the date of the Filing Delinquency until November 15, 2026 (the “Initial Cure Period”). If the Company fails to cure the Filing Delinquency within the Initial Cure Period, the Exchange may, in its sole discretion, allow the Company’s securities to be traded for up to an additional six-month period through May 15, 2027 (the “Additional Cure Period”) depending on the Company’s specific circumstances. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set out in Section 1010 of the NYSE American Company Guide. If the Exchange determines that an Additional Cure Period of up to six months is appropriate and the Company fails to file the 2025 Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence.

Notwithstanding the foregoing, however, the NYSE American may in its sole discretion decide (i) not to afford the Company any Initial Cure Period or Additional Cure Period, as the case may be, at all or (ii) at any time during the Initial Cure Period or Additional Cure Period, to truncate the Initial Cure Period or Additional Cure Period, as the case may be, and immediately commence suspension and delisting procedures if the Company is subject to delisting pursuant to any other provision of the NYSE American Company Guide, including if the NYSE American believes, in its sole discretion, that continued listing and trading of the Company’s securities on the exchange is inadvisable or unwarranted in accordance with Sections 1001-1006 of the NYSE American Company Guide.

The delinquency notice has no immediate impact on the listing of the Company’s class A ordinary shares, which will continue to be listed and traded on the NYSE American during the cure period subject to continued compliance with the other listing requirements of the NYSE American.

As disclosed in the NT 20-F, the compilation, dissemination and review of the information required to be presented in the 2025 Form 20-F, including, without limitation, the financial statements to be included therein, had imposed time constraints that rendered timely filing of the 2025 Form 20-F impracticable. The filing of the 2025 Form 20-F has been further delayed from the Company’s expectations at the time of the NT 20-F filing as a result of these ongoing processes. The Company is currently working with its accounting, audit and legal professionals to prepare the 2025 Form 20-F and plans to file within the Initial Cure Period. However, there can be no assurance that the Company will ultimately regain compliance with all applicable Exchange listing standards.

About KNOREX Ltd.

Founded in 2009, KNOREX Ltd. (NYSE:KNRX) is a B2B technology company that provides AI-driven cross-channel programmatic advertising products and solutions to help businesses to simplify digital advertising. The Company’s flagship platform, KNOREX XPOsm, is an AI-powered, cloud-based advertising technology platform that enables marketers to efficiently plan, execute, and optimize cross-channel ad campaigns across a diverse range of digital media, including social media, search, CTV/OTT, video, audio, display, native, and DOOH advertising.

By leveraging advanced AI/ML-driven automation, KNOREX XPO allows advertisers to enhance campaign performance, reduce wasted ad spend, and scale their marketing efforts while maintaining efficiency and transparency. The platform is designed to address the growing complexity in digital marketing by centralizing campaign execution and analytics into a unified, data-driven workflow.

KNOREX serves global enterprises, agencies, and brands across multiple industries, helping them navigate the rapidly evolving digital advertising landscape with automated, intelligent, and data-driven solutions. The Company has operations in the United States, Vietnam, India, Malaysia, and Singapore.

For additional information, please visit www.knorex.com.

Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for the Company, including the Company’s plans to file its annual report on Form 20-F for the year ended December 31, 2025, expectations to expand its business, its business strategy and other statements containing the words “believe,” “expect,” “intend,” “may,” “projects,” “will,” “planned,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its reporting timelines, financial condition, results of operations, business strategy and financial needs. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof.

Contact Information

Crescendo Communications, LLC

212-671-1020

KNRX@crescendo-ir.com